SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 000-51690

Baja Mining Corp.

(Translation of registrant's name into English)

2350 – 1177 West Hastings Street,
Vancouver, British Columbia T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

TABLE OF CONTENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baja Mining Corp.
(Registrant)

Date: April 4, 2007   By: /s/ John Greenslade

John Greenslade
President



2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

April 4, 2007   TSX:BAJ

NEWS RELEASE

BAJA MINING DEFINITIVE FEASIBILITY STUDY RESOURCES

Baja Mining Corp. (the "Company") is pleased to announce updated resource estimates incorporating the final 20,000 meters of the 2006-2007 in-fill core drilling program for the Boleo Cu-Co-Zn-Mn project located at Santa Rosalia, Baja California Sur, Mexico.

As a result of including data from this drill program and updating the 3D resource models, the Company has increased all resource categories. Measured resources are up by 15.6 million tonnes, Indicated resources up by 33.5 million tonnes and Inferred resources up by 42.1 million tonnes over the resource estimate released February 7, 2007.

Boleo Deposit
Measured, Indicated and Inferred Resources
April 3, 2007

Category	Tonnes[1]	CuEq%[2]	Cu%	Co%	Zn%	Mn%[3]
Measured (Ms)	74,600,000	1.92	0.93	0.080	0.48	2.72
Indicated (Ind)	202,600,000	1.50	0.62	0.050	0.66	3.10
Total Ms+Ind	277,200,000	1.61	0.70	0.060	0.62	3.00
Inferred	254,600,000	0.95	0.39	0.040	0.63	2.65

1.Using a 0.5% CuEq cut-off
2.CuEq = Cu + 15*Co/1.50 + 1.20*Zn/1.50
3.Mn is not considered in the equivalency formula

Reporting of this resource from Hellman & Schofield Pty Ltd ("H&S") is NI 43-101 compliant and now contains the results of all 40,000 meters of in-fill drilling completed to the end of February 2007. The Company has been working with its mining consultants to incorporate these results into an optimized mining plan for inclusion into the Definitive Feasibility Study Technical Report ("DFS"). Underground mine planning is being completed by Agapito Associates ("AAI") of Grand Junction, Colorado, the open cut plan by Australian Mine Design and Development ("AMDAD") of Sydney, Australia Inc. and the surface infrastructure plan is being developed by Wardrop Engineering ("Wardrop") of Vancouver, Canada.

John Greenslade, President and CEO of Baja Mining Corp, commented "we are very pleased with the additional resource tonnes defined by the completion of the 2006-07 drilling program. We have increased the overall Measured and Indicated Resource tonnes by more than 20% and now are well advanced in the process of scheduling the first 20 years of mining in the higher grades of copper and copper equivalent resources."

Project Description

The Boleo Cu-Co-Zn-Mn project is located on the east coast of Baja California Sur, Mexico near the town of Santa Rosalia. The deposit contains seven (7) mineralized seams, called "mantos", stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Project consists of roughly 11,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as a contiguous titled block. The project is located within the "buffer zone" of the El Vizcaino Biosphere, a Mexican National environmental reserve. The required Environmental Impact Manifest (EIM), submitted in early 2006, was approved in November 2006 and the compensation agreement with the Mexican authorities that administer the El Vizcaino Biosphere was received by the Company in January 2007 allowing the project to be built and to operate in the biosphere.

The Project is developing into a series of underground mines using conventional soft rock mining methods, along with small open-cut mines feeding ore to a processing plant utilizing a two stage leaching circuit followed by solid/liquid separation and Solvent Extraction – Electrowinning to produce up to 60,000 tonnes/annum copper and 3,100 tonnes/annum cobalt as metals and 36,000 tonnes/annum zinc as zinc sulphate monohydrate salt.

Going Forward

The resource model provided by H&S is currently being incorporated into optimized underground and surface mine plans by AAI, AMDAD and Wardrop Engineering. These mining plans will support the economic analysis prepared in accordance with the DFS now targeted for release in late April, 2007.

Discussions for construction financing are progressing well through the Company's investment advisors, Endeavour Financial International Limited. These efforts are focusing on raising the necessary capital for construction of the process plant and mining infrastructure. The financing is expected to be committed by June, 2007 at which time, ground breaking for site construction is expected to commence.

William Yeo, PhD of Hellman & Schofield (H&S), a Qualified Person, has reviewed the Resource Estimate and technical disclosure contained herein and accepts responsibility for such disclosure.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company's expected timing on the DFS; expected timing of ground breaking for site construction; expected timing for commitment of construction financing and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company's and consultants' projections, (iv) the Company's ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.



2350 – 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

April 4, 2007   TSX:BAJ

NEWS RELEASE

BAJA MINING RELEASES RESULTS FOR THE YEAR ENDED DECEMBER 31, 2006

Vancouver, British Columbia - Baja Mining Corp. (the "Company") is pleased to announce the annual results for the year ended December 31, 2006. All amounts are in Canadian dollars unless otherwise stated.

Nature of Business and Overall Performance

The Company has a 100% owned El Boleo copper-cobalt-zinc-manganese deposit in Mexico. The Company is expecting completion of the Definitive Feasibility Study ("DFS") on the project during second quarter of 2007.

During the year the Company incurred $19,827,154 in exploration expenses on its El Boleo mineral property, bringing to $58,667,576 total cumulative costs to date.

The majority of the exploration resulted from the completion of: (i) an extensive 38,000 metre drilling program; (ii) the work required to issue the Updated Preliminary Economic Assessment; (iii) the majority of the work required for the DFS; (iv) a phase 2 pilot plant; and (v) the hiring of senior mining and managerial personnel, who were issued stock options with a significant value.

During the year ended December 31, 2006, the Company raised $25,340,251 through private placements, net of share issue costs, and through the exercise of warrants and options to fund the exploration and administration of the Company, resulting in working capital at December 31, 2006 of $10,060,278.

The Loss for the year was ($23,222,789) or ($0.24) per share.

Total outstanding shares at December 31, 2006 was 107,884,017, with total options outstanding of 9,940,000 (weighted average exercise price of $0.83 per share) and total warrants outstanding of 22,920,546 (weighted average exercise price of $1.10 per share).

Highlights:

- On February 7, 2007 an Updated Preliminary Economic Assessment ("UPEA") of the El Boleo Project was announced, dated January 31, 2007. The after tax NPV (using a 6% discount rate) and using the 3 year trailing and 2 year forward metal prices (Copper - US$2.20/lb and cobalt US$16/lb) is estimated to be US$1.115 billion (Cdn$1.291 billion);
- Phase 2 test mine demonstrated the potential for a high productivity underground mine;
- The Mexican Federal Environmental Agency (Secretaria de Medio Ambiente y Recursos Naturales) approved the Environmental Impact Manifest ("Manifestación de Impacto Ambiental) for the Company's El Boleo copper-cobalt-zinc-manganese Project;

- The Company reached an agreement with the Commission of Natural Protected Areas, Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a US$1.1 million trust fund to support environmental conservation measures within the El Vizcaino Biosphere;
- Registration Statement filed by the Company on Form 20-F was declared effective by the US securities and exchange commission. The Registration Statement registers the Company's common shares under the Securities Exchange Act of 1934, as amended, and the shares are eligible for listing in the United States; and
- On February 7, 2007 the Company commenced trading on the Toronto Stock Exchange (graduated from the TSX Venture Exchange).

Management and Personnel Additions and Changes

The appointment of:
- Eric Norton, P.Eng initially as Director of Project Development and subsequent promotion to V.P. Project Development and Operations;
- Scott G. Britton, P.Eng., appointment as General Manager – Mining;
- William Murray, P.Eng., promotion to the new position of Vice President - Corporate Development;
- Kendra Greenslade, promotion to Corporate Secretary;
- Rowland Wallenius, CA, appointment as Controller;
- Terry Hodson, P.Geo, appointment as General Manager – Geology; and
- Michel Laflamme, appointment as Director- Supply Chain (effective April 1, 2007).

Restatement – For the Year ended December 31, 2005

In the previously released audited December 31, 2005 financial statements, the Company had concluded there was no incremental cost in connection with options re-priced during the year. During the year ended December 31, 2006, the Company determined that these options were incorrectly re-valued, including options re-priced subject to the approval of disinterested shareholders for which approval was not received until 2006. The effect of the restatement for the year ended December 31, 2005 is to increase stock-based compensation by $400,000 with a corresponding $400,000 credit to contributed surplus. The remaining cost of the re-priced options approved in 2006 was recognized as a stock-based compensation cost in 2006. As at December 31, 2005 the earnings impact of this adjustment was to increase the reported deficit by $400,000, an adjustment of 1% of the reported shareholders equity of almost $44 million.

Improvements in corporate disclosure and internal controls

During 2006 the Company determined that with the increasing complexity of our business, the required restatement of the June 30, 2006 quarterly financial statements, the restatement of the audited December 31, 2005 financial statements, the drive towards completion of the DFS, the requirement to obtain construction financing and the more demanding filing requirements of the TSX and the US regulatory markets, additional personnel with finance skills and experience were needed. The Company took the following action:

- hired a new controller, Rowland Wallenius, with over 10 years of public company reporting experience, on November 1, 2006;
- hired an experienced accounting firm to prepare the books and records of its Mexican subsidiary;
- hired additional accounting staff in the Mexican administration office;

- hired additional treasury and administration staff in the Vancouver office; and
- mandated the new controller, under managements direction, to design and document new internal controls.

With the new system implemented, management is confident that all material weaknesses identified have now been mitigated.

On November 20, 2006 the Company also retained new auditors, PricewaterhouseCoopers LLP, a chartered accounting firm with the extensive depth and experience in financial reporting matters in Canada and the United States which management believes is necessary to reflect the Company's growth and development.

John Greenslade, President of the Company stated "The Company and the Board of Directors are please with the significant and important progress made on the El Boleo project during 2006. We are also pleased to have hired experienced financial staff in whom we have the confidence to manage our organizations financial systems as we move towards completion of the DFS, construction financing, construction and production of the El Boleo project."

For complete details of the December 31, 2006 Financial Statements, Management discussion and analysis and Annual information form as well as the amended December 31, 2005 consolidated financial statements that have been filed as comparative restated consolidated financial statements please visit SEDAR at www.sedar.com, as well as on the Company's website at www.bajamining.com. The Company has also filed a Form 40-F annual report with the US securities and exchange commission, which is available on our website and on www.sec.gov/edgar.shtml

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company's Updated Preliminary Economic Assessment on the El Boleo Project; expected timing on the DFS; improvements to the Company's financial and internal controls; the impact of the appointment of the Company's new auditors and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company's and consultants' projections, (iv) the Company's ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.